Exhibit 99.2
LINKTONE RECEIVES NASDAQ NOTIFICATION OF
NON-COMPLIANCE WITH MINIMUM BID PRICE RULE
SHANGHAI, China, September 20, 2011 — Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that it has received a letter from The Nasdaq Stock Market indicating that based on the Company’s closing bid price for the last 30 consecutive business days, the Company does not meet the $1.00 minimum bid price requirement as set forth in Nasdaq Marketplace Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Nasdaq letter has no immediate effect on the listing of Linktone’s American depositary shares (ADSs) at this time.
In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), Linktone has been provided a grace period of 180 calendar days, or until March 13, 2012, to regain compliance by maintaining a minimum closing bid price of $1.00 per share for 10 consecutive business days. If at any time before March 13, 2012, the bid price of the Company’s ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the Minimum Bid Price Rule.
If the Company does not regain compliance with the Minimum Bid Price Rule by March 13, 2012, Nasdaq will notify the Company that its ADSs will be delisted from The Nasdaq Global Market. In the event the Company receives notice that its ADSs are being delisted from The Nasdaq Global Market, Nasdaq rules permit the Company to appeal any delisting determination by the Nasdaq staff to a Nasdaq Hearings Panel. Alternatively, Nasdaq may permit the Company to transfer its ADSs to The Nasdaq Capital Market if it satisfies the requirements for initial inclusion set forth in Marketplace Rule 5505, except for the bid price requirement. If its application for transfer is approved, the Company would have an additional 180 calendar days to comply with the Minimum Bid Price Rule in order to remain on The Nasdaq Capital Market.
The Company intends to actively monitor the closing bid price of its ADSs between now and March 13, 2012 and will evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.
ABOUT LINKTONE LTD.
Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to maintain the listing of its ADSs on the Nasdaq Global Market to due a failure to satisfy the Minimum Bid Price Rule or other applicable continuing listing criteria; Linktone’s ability to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company’s investments; risks associated with Linktone’s growth strategy, including competition in the markets in which it operates; Linktone’s ability to further expand into new markets such as the Indonesian value-added services market or the market for entertainment and edutainment products in Southeast Asia, as well as possible changes in the policies of telecommunication regulators and telecom network operators in China and Indonesia or in other laws and regulations, such as tax laws, which could adversely affect Linktone’s financial condition and results of operations; the effect of Linktone’s previously announced share repurchase program, if any, on the trading price of Linktone’s ADSs; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050